# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repare Therapeutics Inc., CIK 0001808158
CUSIP: 760273102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 7171 FREDERICK BANTING, SUITE 270, BUILDING 2, SAINT-LAURENT, Quebec Canada (A8), H4S 1Z9
Date of event which requires filing of this statement: 11/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-002457
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,309,432; sole dispositive power 0; shared dispositive power 5,309,432; aggregate amount beneficially owned 5,309,432 (12.4% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,309,432; sole dispositive power 0; shared dispositive power 5,309,432; aggregate amount beneficially owned 5,309,432 (12.4% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,308,573; sole dispositive power 0; shared dispositive power 4,308,573; aggregate amount beneficially owned 4,308,573 (10% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,308,573; sole dispositive power 0; shared dispositive power 4,308,573; aggregate amount beneficially owned 4,308,573 (10% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 548,938; sole dispositive power 0; shared dispositive power 548,938; aggregate amount beneficially owned 548,938 (1.3% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 548,938; sole dispositive power 0; shared dispositive power 548,938; aggregate amount beneficially owned 548,938 (1.3% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,618,005; sole dispositive power 0; shared dispositive power 9,618,005; aggregate amount beneficially owned 9,618,005 (22.4% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,333,600; sole dispositive power 0; shared dispositive power 10,333,600; aggregate amount beneficially owned 10,333,600 (24% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,333,600; sole dispositive power 0; shared dispositive power 10,333,600; aggregate amount beneficially owned 10,333,600 (24% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,333,600; sole dispositive power 0; shared dispositive power 10,333,600; aggregate amount beneficially owned 10,333,600 (24% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Repare Therapeutics Inc.
Address of issuer's principal executive offices: 7171 FREDERICK BANTING, SUITE 270, BUILDING 2, SAINT-LAURENT, Quebec Canada (A8), H4S 1Z9

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 14, 2025, the Issuer entered into an Arrangement Agreement (the "Agreement") with XenoTherapeutics, Inc., a Massachusetts non-profit corporation ("Xeno"), Xeno Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Xeno ("Purchaser"), and solely for purposes of Section 9.15 thereof, XOMA Royalty Corporation, a Nevada corporation, pursuant to which Purchaser will acquire all of the issued and outstanding Shares (the holders of such Shares, the "Shareholders") of the Issuer (the "Transaction"). Under the terms of the Agreement, the Shareholders will receive a cash payment per Share that will be determined based upon the Issuer's cash balance immediately prior to the closing of the Transaction ("Closing") after deducting certain transaction costs, the aggregate amount of outstanding liabilities, and a transaction fee to Xeno. In addition, each Shareholder will also receive one non-transferable contingent value right (each, a "CVR") for each Share that will entitle the holder to receive a pro rata portion of potential cash payments. The cash payable at Closing is estimated by the Issuer to be approximately $1.82 per Share, exclusive of payments received pursuant to the CVR. The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Quebec) (such transaction, the "Arrangement").

On November 20, 2025, certain of the Reporting Persons entered into Voting and Support Agreements (the "Voting Agreements") with the Issuer pursuant to which such Reporting Persons agreed, among other things, to vote all voting securities of the Issuer beneficially owned by them in favor of the approval and adoption of the Arrangement and the transactions contemplated therein.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of a form of the Voting Agreements, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 42,985,755 Shares outstanding as of November 14, 2025, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2025.

As of the close of business on the date hereof, (i) BVF beneficially owned 5,309,432 Shares, representing percentage ownership of approximately 12.4% of the Shares outstanding, (ii) BVF2 beneficially owned 4,308,573 Shares, representing percentage ownership of approximately 10.0% of the Shares outstanding, and (iii) Trading Fund OS beneficially owned 548,938 Shares, representing percentage ownership of approximately 1.3% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 5,309,432 Shares beneficially owned by BVF, representing percentage ownership of approximately 12.4% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 4,308,573 Shares beneficially owned by BVF2, representing percentage ownership of approximately 10.0% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 548,938 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.3% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 9,618,005 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 22.4% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS and the Partners Managed Account, and the sole member of Partners OS, may be deemed to beneficially own the 10,333,600 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 166,657 Shares held in the Partners Managed Account, representing percentage ownership of approximately 24.0% of the Shares outstanding (less than 1% of the Shares outstanding are held in the Partners Managed Account).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 10,333,600 Shares beneficially owned by Partners, representing percentage ownership of approximately 24.0% of the Shares outstanding.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 10,333,600 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 24.0% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On November 20, 2025, certain of the Reporting Persons entered into the Voting Agreements, as defined and described in Item 4 above. A form of Voting Agreement is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Voting and Support Agreement, dated November 20, 2025.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/24/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (11/24/2025)